U.S. SECURITIES AND EXCHANGE COMMISSION

                                                   WASHINGTON, D.C. 20549


                                                               FORM 12b-25

                                              NOTIFICATION OF LATE FILING

                                                              FORM 10-QSB

                                            For Period Ended:   December 31,
1996


Part I - Registrant Information

Full Name of Registrant Avtel Communications, Inc.
Former Name     Hi, Tiger International, Inc.
Address of Principal Executive Office     130 Cremona Drive, Suite C
                              Santa Barbara, CA 93117



Part II - Rules 12b-25 (b) and (c)


     (a) The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The Form 10-QSB will be filed on or before February 20, 1997.

     (c) Attachment of statements not applicable.


Part III - Narrative


     Due to an acquisition transaction in November 1996 and a pending acquisition by the registrant of West Net Communications, Inc., a California corporation, Form 10-QSB for the quarter ended December 31, 1996 could not be filed by February 14, 1996 without unreasonable effort and expense.




Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

          James P. Pisani      805-685-0355 Ext 702

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify reports.

                                        [x] Yes[ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period from the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the quarter ended December 31, 1996, the registrant acquired all of the issued and outstanding capital stock of Avtel Holdings, Inc. a California corporation ("AHI"). The acquisition was structured as a merger (the "Merger") and was completed in accordance with an Acquisition Agreement dated August 30, 1996. Pursuant to the Merger, a wholly owned subsidiary of the registrant was merged with and into AHI which became the surviving entity and a wholly owned subsidiary of the registrant. Also pursuant to the Merger, the shareholders of AHI acquired, after giving effect to the Merger, approximately 61% of the issued and outstanding capital stock of the registrant. In addition, the registrant authorized and issued 1,000,000 shares of its Series A Convertible Preferred Stock. During the quarter ended December 31, 1996, the registrant also acquired all of the issued and outstanding capital stock of Silicon Beach Communication, Inc., a California corporation ("SBC"). The registrant's loss from operations for the quarter ended December 31, 1996 increased by approximately $213,000 from the same quarter in the preceding year due, primarily, to a significant increase in general and administrative expenses relating to the Merger and the acquisition of SBC. The loss from operations in the quarter ended December 31, 1995, was $12,058 as compared to a loss from operations in the same quarter of 1996 of $225,376.
Avtel Communications, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   February 14, 1997      By:
/S/
                                               James P. Pisani
                                              Chief Operating Officer and
                                              Chief Financial Officer
                                              (Principal Financial and
Accounting Officers)